Exhibit 99.1

ICRD and ASML Sign MoU to Establish a Training Center in Shanghai

SHANGHAI, China, 21 June 2017 - Shanghai Integrated Circuit Research and Development Center Ltd. (ICRD), a public research consortium dedicated to the advancement of the semiconductor industry in China, and leading chip-making equipment manufacturer ASML Holding NV (ASML) signed a Memorandum of Understanding (MoU) to set up a jointly-owned world-class training center in Shanghai. Both parties also plan to explore other possible education-related collaboration models in the future.
ICRD and ASML intend to use existing ICRD cleanroom facilities and classrooms for the training center and equip it with lithography and metrology equipment provided by ASML. Experienced ASML lithography engineers will provide the training to ASML's customer support work force, as well as to our existing and potential customers in the Chinese IC industry. The engineers will be trained in operating the equipment, enhancing their skills through continuous and structured learning and knowledge management.
The planned location in Shanghai was chosen based on the proximity to the sites of IC manufacturers in China and the ease of travel to and from those locations, the expected cost of operation, the availability of local partners and the strong level of IC and general policy support.
"ICRD and ASML are jointly establishing a training center for lithography talent. The center will be equipped with lithography and metrology systems provided by ASML, and the training courses will be open to lithography engineers across the industry in China over time. It will significantly contribute to the development of the high-end, professional technical personnel in China’s IC industry,"Dr. Yuhang Zhao, Chairman and CEO of ICRD said.
"ASML is committed to deepening its engagement with the Chinese IC industry. With the expected rapid development of the IC industry in China, the demand for manufacturing equipment and a well-trained work force that can operate it will become stronger and stronger," said Peter Wennink, President and CEO of ASML. "The motivation for establishing this training center is to give ASML, our customers and our partners in the Chinese IC industry the opportunity to develop the skills and expertise of the lithography engineers that will be needed to succeed in China’s burgeoning semiconductor market."
Officials from the Shanghai Municipal Government and business leaders from the IC industry witnessed the signing of the MoU between ICRD and ASML. The distinguished guests attending the ceremony included Xiaochun Lu, the Party Secretary of the Shanghai Municipal Commission of Economy and Informatization (SHEITC), Xinhua Fu, Deputy Director of the General Office at SHEITC, Suxin Zhang, Chairman of Hua Hong Group, and Haibo Lei, President of HLMC.

Hua Hong Group Chairman Suxin Zhang said: "Shanghai is the semiconductor foundation of the Chinese microelectronics industry and is planning to kick off construction of multiple fabs under the country’s 13th Five-Year Plan. This has created a huge demand for equipment, process technology and especially technology personnel. I believe that this cooperation will help building a professional talent training center of global impact."
Xinhua Fu, Deputy Director of the General Office at SHEITC, said in his address: "The Shanghai municipal government is aggressively making ICRD a world-class technical and intellectual property resource provider to China’s semiconductor industry. I believe today’s MoU signing ceremony marks a good start to build a new model of win-win strategy and opens up a new prospect of utilizing of complementary advantages in an effort to accelerate the development of the Shanghai IC industry by talent cultivation."
Attending for ICDR were President Dr. Shoumian Chen and Vice President Bin Jiang. Attending for ASML were Peter Wennink, President and CEO, Sunny Stalnaker, Executive Vice President Sales and Customer Management, Mr. Young-Sun Kim, Country Manager of ASML China and Johnny Fan, Sales director of ASML China.
About Shanghai Integrated Circuit Research and Development Center
Shanghai Integrated Circuit Research and Development Center Ltd. (ICRD) is a public research consortia dedicated to the advancement of the domestic semiconductor industry. Through cooperation with the brightest domestic enterprises, universities and institutes, ICRD has become a major technical and intellectual property resource provider to China’s semiconductor industry. Under its culture of Innovation, Efficiency, Strength and Triumph, ICRD has forged a progressive, first-class public institute for the continuous development of the Chinese IC industry. In 2010, ICRD broke ground on a 3,000 m2 research facility located in Shanghai’s High-Tech hub to focus on open platform research and development at the 55 nm to 14 nm semiconductor technology nodes. More information about ICRD is available on: http://www.icrd.com.cn
About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 17,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

Forward Looking Statements
This press release contains forward looking statements, which you can generally identify by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. The forward looking statements contained herein include statements relating to our plans to explore other areas of collaboration with ICRD, our intentions with respect to the training center, including the center's purpose, facilities, equipment and training goals, and statements relating to the Chinese IC industry, including our commitment to deepen our engagement with the industry and the industry's expected development. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, the possibility that the training center may not be set up, utilized as expected or that it may not lead to the anticipated benefits, economic conditions, the pace of development of the Chinese IC industry and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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